Exhibit 12.1
WESCO International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Consolidated Statements of Income Data:

Income before income taxes	$317,566	$150,884	$99,498	$39,091	$25,970

Add:
Portion of rental expense representative of the interest component of rental expense	12,886	11,067	11,033	10,833	10,967

Interest expense, including amortization of debt issuance costs	24,622	30,183	40,791	42,317	42,985

Fixed charges	37,508	41,250	51,824	53,150	53,952

Earnings before taxes and fixed charges	355,074	192,134	151,322	92,241	79,922

Ratio of earnings to fixed charges	9.5x	4.7x	2.9x	1.7x	1.5x